SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR l5D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Durango Corporation
(f/k/a Grupo Industrial Durango, S.A. de C.V.)

(Translation of registrant’s name into English)

Torre Corporativa Durango, Potasio 150, Cuidad Industrial, Durango, Durango, Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑
Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-____________.

CORPORACIÓN DURANGO, S. A. DE C. V.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México D. F.
Télefono: 5263 6000
Fax: 5263 6010
www.pwc.com

INDEPENDENT AUDITORS’ REPORT
(Translated from the original issued in Spanish)

Mexico City, April 14, 2005

Board of Directors and Stockholders of
Corporación Durango, S. A. de C. V.:

We have audited the accompanying consolidated balance sheet of Corporación Durango, S.A. de C. V. and subsidiaries (the “Company”) as of December 31, 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Durango International, Inc. and of Durango Mckinley Paper Company (foreign subsidiaries based in the United States of America), whose assets totaling $2,605 millions of Mexican pesos and revenues totaling $1,250 millions of Mexican pesos, representing 17% and 16% in 2004 of the respective consolidated amounts; were audited by other auditors and our opinion expressed herein, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As mentioned in Note 10.c to the financial statements, on August 25, 2004, the Company was declared in “Concurso Mercantil” (the new bankruptcy legislation in Mexico) which such action was set in motion by the Company. At that date, the Company has debt with its principal creditors for approximately $8,884 millions of Mexican pesos representing 58% of the total liabilities, with insufficient resources to repay its obligations. These circumstances as well as the loss of two-third parts of the Company’s Stockholder’s equity, indicated that the Company may be unable to be continue as a going concern. However, as mentioned in the Note 21, as of February 23, 2005, the Company and its creditors signed financial restructuring agreements and the Company was declared out of “Concurso Mercantil”. The outstanding principal and interest balance as of December 31, 2004 amounted $10,289 millions of Mexican pesos. Due to the financial restructuring, as of December 31, 2004, the Company reclassified $9,695 millions of Mexican pesos of its short-term debt to long-term. In addition, on February 18, 2004, the Company capitalized as Stockholder’s equity $3,159 millions of Mexican pesos, which includes $2,077 millions of Mexican pesos of accrued interest.

As described in Note 3.f, beginning January 1, 2004, Statement C-15 “Impairment of the Value of Long-Lived Assets and their Disposal” became effective. This Statement was issued by the Mexican Institute of Public Accountants. The Company recognized an impairment in the value of long-lived assets at December 31, 2004 with a net of income tax effect for the year of $286,205 thousands of Mexican pesos.

In our opinion, based on our audit and in the opinion of the other auditors referred in the first paragraph, the financial statements present fairly, in all material respects, the consolidated financial position of Corporación Durango, S. A. de C. V. and subsidiaries as of December 31, 2004, and the consolidated results of their operations, the changes in their stockholders’ equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

The financial statements for the year ended as of December 31, 2003, were audited by other independent public accountants, whose report dated April 30, 2004 expressed an unqualified opinion and a going concern emphasis paragraph on those statements.

PricewaterhouseCoopers

C.P. Javier Monroy Soberanes
Audit Partner

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CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003
(Translation of financial statements originally issued in Spanish)
(Notes 1, 2 and 3)
(Thousands of constant Mexican pesos as of December 31, 2004)

ASSETS	2004	2003
CURRENT ASSETS:
Cash and temporary investments (Note 4)	$834,932	$680,628
Accounts receivable - Net (Note 5)	1,765,863	1,887,577
Related parties (Note 15)	13,070	15,024
Inventories - Net (Note 6)	1,078,254	1,149,085
Prepaid	6,727	23,540
Current assets of discontinued operations	104,493	88,559

Total current assets	3,803,339	3,844,413

Restricted cash (Note 7)	—	165,678

Property, plant and equipment - Net (Note 8)	11,100,932	11,905,795

Other assets - Net (Note 9)	374,816	567,976

Non-current assets of discontinued operations	249,296	265,969

Total assets	$15,528,383	$16,749,831

LIABILITIES	2004	2003
CURRENT LIABILITIES:
Short-term debt (Note 10)	$42,152	$8,978,136
Current portion of long-term debt	135,994	126,353
Notes payable	48,818	54,471
Interest payable	15,973	1,459,682
Trade accounts payable	736,931	952,479
Accrued expenses and taxes	688,821	476,410
Employee statutory profit sharing	848	2,537
Discontinued current liabilities	126,912	89,070

Total current liabilities	1,796,449	12,139,138

LONG-TERM LIABILITIES:
Long-term debt (Note 10)	6,951,969	415,833
Long-term notes payable	88,942	104,965
Deferred income taxes (Note 17)	1,660,855	2,015,309
Pension plans and seniority premiums (Note 12)	305,532	209,819
Discontinued non-current liabilities	154,981	200,120
Liabilities to be capitalized (Notes 10.c and 21)	3,158,970	—
Commitments and contingencies (Notes 19 and 20)	—	—

Total long-term liabilities	12,321,249	2,946,046

Total liabilities	14,117,698	15,085,184

STOCKHOLDERS’ EQUITY:
Capital stock (Note 13)	4,988,460	4,988,413
Additional paid-in capital	1,459,044	1,459,044
Retained earnings	2,599,015	6,118,130
Income for the period	(145,042)	(3,519,115)
Insufficiency in restatement stockholders’ equity	(4,581,585)	(4,399,583)
Cumulative effect of deferred income taxes	(3,240,795)	(3,240,795)
Effects of translation of foreign subsidiaries	256,894	187,259

Majority interest	1,335,991	1,593,353

Minority interest	74,694	71,294

Total stockholders’ equity	1,410,685	1,664,647

Total liabilities and stockholders’ equity	$15,528,383	$16,749,831

The accompanying notes are part of these consolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Translation of financial statements originally issued in Spanish)
(Notes 1, 2 and 3)
(Thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003
NET SALES	$7,852,415	$7,150,547

COST OF SALES	6,733,582	6,151,018

Gross profit	1,118,833	999,529

Selling, general and administrative expenses	676,156	678,643

Operating income	442,677	320,886

Other (expenses) - Net (Note 16)	(369,135)	(1,588,269)

COMPREHENSIVE FINANCING COST:
Interest expense	(1,121,609)	(1,247,356)
Interest income	40,201	44,130
Exchange gain (loss)	60,545	(864,019)
Gain on monetary position	451,823	386,259

	(569,040)	(1,680,986)

(Loss) from continued operations before income taxes and employee statutory profit sharing	(495,498)	(2,948,369)

Income tax (Note 17)	254,374	684
Employees’ statutory profit sharing	—	(1,823)

	254,374	(1,139)

(Loss) before equity in income of associated companies	(241,124)	(2,949,508)

Equity in the income of associated companies	2,648	1,994

(Loss) from continued operations	(238,476)	(2,947,514)

Discontinued operations - Net (Note 18)	86,998	(577,740)

CONSOLIDATED NET (LOSS)	($151,478)	($3,525,254)

Net income (loss):
Majority interest	($145,042)	($3,519,115)
Minority interest	(6,436)	(6,139)

CONSOLIDATED NET (LOSS)	($151,478)	($3,525,254)

Income (loss) per share of:
Continued operations	(2.60)	(31.71)
Discontinued operations	0.95	(6.22)

(Loss) per share	(1.65)	(37.93)

Weighted average of shares in circulation	91,834,192	92,942,916

The accompanying notes are part of these consolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Translation of financial statements originally issued in Spanish)
(Notes 1, 2 and 3)

(Thousands of constant Mexican pesos as of December 31, 2004)

							Cumulative
					Insufficiency	Additional	effect	Effects of
	Capital		Additional		in restatement	liability	of deferred	translation		Total
	stock	Treasury	paid-in	Retained	stockholders’	for seniority	income	of foreign	Minority	stockholder’s
	(Note 13)	stock	capital	earnings	equity	premiums	taxes	subsidiaries	interest	equity
Balances as of January 1, 2003	$5,110,092	($121,679)	$1,459,044	$6,456,597	($4,813,166)	($154,051)	($3,240,795)	$91,813	$74,829	$4,862,684

Reduction in capital stock (Note 13.b)	(121,679)	121,679								—

Transfer of the additional liability seniority premiums (Note 12)				(154,051)		154,051				—

Allowance for doubtful accounts of the holding company (Note 15.b)				(184,416)						(184,416)

Comprehensive loss				(3,519,115)	413,583			95,446	(3,535)	(3,013,621)

Balances as of December 31, 2003	4,988,413	—	1,459,044	2,599,015	(4,399,583)	—	(3,240,795)	187,259	71,294	1,664,647

Increase in capital stock (Note 13.c)	47									47

Comprehensive loss				(145,042)	(182,002)			69,635	3,400	(254,009)

Balances as of December 31, 2004	$4,988,460	$—	$1,459,044	$2,453,973	($4,581,585)	$—	($3,240,795)	$256,894	$74,694	$1,410,685

The accompanying notes are part of these consolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Translation of financial statements originally issued in Spanish)
(Notes 1, 2 and 3)

(Thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003
OPERATING ACTIVITIES:
(Loss) of continued operations	($238,476)	($2,947,514)
Items applied to income that did not require resources:
Depreciation and amortization	427,024	415,418
Amortization of debt issuance costs and other financing costs	327,464	97,109
Loss on sale of property, plant and equipment	22,108	210,027
Impairment of long-lived assets	463,689	636,139
Loss related with Durango Paper Company	—	331,444
Deferred income tax	(320,036)	(76,103)
Other	32,022	23,123

	713,795	(1,310,357)

Resources generated (used) in:
Trade accounts receivable - Net	131,213	(95,097)
Inventories	70,831	50,776
Other current assets	9,268	7,667
Accounts payable	(215,548)	90,622
Interest payable	—	966,126
Accumulated expenses and taxes	39,528	13,632
Other - Net	(3,217)	(85,840)
Assets of discontinued operations	(15,934)	6,244
Liabilities of discontinued operations	37,842	79,216

Resources generated by (used in) operating activities before discontinued operations	767,778	(277,011)

Discontinued operations, net of items that did not require resources	86,998	(188,008)

Resources generated by (used in) operations	854,776	(465,019)

FINANCING ACTIVITIES:
Short-term and long-term debt	98,178	272,871
Payments of long-term debt	(773,124)	(427,048)
Capital stock increase	47	—
Effects of translation of foreign subsidiaries	69,635	95,446

Resources (used in) investing activities	(605,264)	(58,731)

INVESTMENT ACTIVITIES:
Restricted cash	165,678	(165,678)
Acquisition of machinery and equipment	(207,279)	(111,805)
Sale of property, plant and equipment	15,952	242,406
Income from the sale of discontinued operations	—	972,608
Investment in subsidiaries	—	—
Other assets	(69,559)	19,571

Resources (used in) generated by investment activities	(95,208)	957,102

Increase in cash and temporary investments	154,304	433,352
BALANCE OF CASH AND TEMPORARY INVESTMENTS AT BEGINNING OF YEAR	680,628	247,276

BALANCE OF CASH AND TEMPORARY INVESTMENTS AT END OF YEAR	$834,932	$680,628

The accompanying notes are part of these consolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Thousands of constant Mexican pesos as of December 31, 2004)

NOTE 1 — THE ENTITY:

a.	Entity — Corporación Durango, S. A. de C. V. (“CODUSA”) and subsidiaries (the “Company”) are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall bags and sacks ), paper (containerboard, newsprint and bond) and other wood products (plywood and particleboard) in Mexico and in the United Stated of America.

b.	In October 2002, the Company sold its investment in Durango Paper Company (“DPC”) to Operadora Omega Internacional, S.A. de C.V. This sale gave rise to an aggregate loss of $1,587,373, which was recorded in other expenses in the statement of income. The Company granted certain guarantees for a bank loan and some letters of credit issued by DPC, amounting to U.S.$25.2 million. In 2003, the creditors called these guarantees. Due to the above, the statement of income reflects a charge of $263,128 (U.S.$23.6 million), and Company has included these liabilities in its restructured debt.

c.	Significant events — Financial restructuring, see Notes 10c. and 21.

NOTE 2 — BASIS OF PRESENTATION:

a.	Going concern — The attached consolidated financial statements have been prepared assuming that the company will continue as a going concern, which contemplates the realization of assets and the payment of liabilities in the normal course of operations. The Company was not able to meet its debt commitments (see note 10c), this effected a reclassification of the debt to short term in 2002 and 2003, respectively. As a result of the debt restructuring agreement signed in February 2005, the debt is properly classified as short term and long term according to due dates for payment of interest and capital. (See note 21).

b.	Basis of presentation — The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“Mexican GAAP”) issued by the Mexican Institute of Public Accountants (“MIPA”).

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c.	Consolidation of financial statements — The consolidated financial statements include the assets, liabilities and income of the subsidiaries in which the Company holds more than 50% operating and financial control. The ownership percentage in the capital stock of the significant subsidiaries is shown below. Intercompany balances and transactions have been eliminated in these consolidated financial statements.

Group	Ownership
(or Company)	percentage	Activity
Industrias Centauro, S. A. de C. V.	99%	Manufacturing of paper for corrugated boxes

Compañía Papelera de Atenquique, S. A. de C. V.	98%	Manufacturing of paper for corrugated boxes

Envases y Empaques de México, S. A. de C. V. and subsidiary	100%	Manufacturing of corrugated boxes and multi-wall sacks

Empaques de Cartón Titán, S. A. de C. V. and subsidiary	100%	Manufacturing of corrugated paper packaging and multi-wall sacks

Grupo Pipsamex, S. A. de C. V. and subsidiaries	100%	Manufacturing of newsprint and bond paper

Durango Internacional, S. A. de C. V. and subsidiaries	100%	Manufacturing of paper for corrugated boxes and containers and corrugated cardboard packages

Porteadores de Durango S.A. de C.V. and subsidiaries	100%	Recycling raw material for paper manufacturing

d.	Translation of financial statements of foreign subsidiaries — To consolidate the financial statements of the foreign subsidiaries that operate independently , the same accounting policies as those of the Company are followed, and the local currency financial statements are restated in the constant currency of the country in which they operate and are stated in the currency of purchasing power at the closing period; after that, all assets and liabilities are translated at the exchange rate in effect at year end closing. The capital stock is translated at the exchange rate in effect on the date on which contributions were made, retained earnings at the exchange rate in effect at the closing period on which they arise, and income, costs and expenses at the exchange rate in effect on the date they are reported. The effects of translation are shown under stockholders’ equity.

The financial statements of foreign subsidiaries included in the 2004 consolidated financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate of the latest year issued.

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NOTE 3 — ACCOUNTING POLICIES:

The significant accounting policies followed by the Company are as follows:

a.	Estimates — The preparation of the financial statements require company management to make certain estimates and assumptions for valuation purposes and to make the required disclosures. Although actual results could differ from those estimates, company management considers that the estimates and assumptions used are adequate in the circumstances.

b.	Recognition of the effects of inflation- The consolidated financial statements have been prepared in accordance with integrated Bulletin B-10; the company restates its financial statements in terms of pesos of purchasing power at the date of the last balance sheet. For comparison purposes, prior year financial statements have also been restated in terms of the same purchasing power, using inflation factors derived from the National Consumer Price Index (“NCPI”) issued by Banco de Mexico (Central Bank of Mexico).

c.	Temporary investments — Temporary Investments are stated at the lower of acquisition cost, plus accrued yields, or its estimated net realizable value.

d.	Inventories and cost of sales — Inventories are stated at the lower of net realizable value or average cost, which is similar to the most recent purchase price or production cost. Cost of sales is stated at replacement cost at the time of sale.

e.	Property, plant and equipment — Are initially recorded at acquisition cost and are restated using the NCPI. For fixed assets of foreign origin, restated acquisition cost expressed in the currency of the country of origin is converted into Mexican pesos at the market exchange rate in effect at the balance sheet date. Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their service lives, as follow:

Years
Buildings	25-50
Industrial machinery and equipment	23-40
Transportation equipment	1-5
Computer equipment	1-3
Office furniture and equipment	5-10

These assets are evaluated annually for potential impairment..

Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

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Comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated applying the NCPI.

f.	Since January 1st, 2004 the Company adopted Bulletin C-15 “Impairment in the value of Long-Lived Assets and their Disposal”, issued by the MIPA, which establishes general criteria for the identification and, if applicable, recording of losses from impairment or the decrease in value of long-lived tangible and intangible assets, including goodwill. The company calculated impairment of long-lived assets at December 31, 2004 and determined a net effect of $286,205; shown in the statement of income in other expenses. See Note 16.

g.	Intangible assets are recorded in the balance sheet, provided they are identifiable, provide future economic benefits and there is control over those benefits. Intangible assets with an indefinite useful life are not amortized. Intangible assets with a specific useful life are amortized systematically based on the best estimate of their useful lives determined on the basis of expectations for future economic benefits. The value of those assets is subject to an annual impairment evaluation.

h.	Financial instruments for trading and available for sale are valued at fair value (which is similar to market value). Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid between interested and willing parties in a free-competitive transaction.

i.	Investments in derivative financial instruments for trading or for hedging purposes are recorded as assets or liabilities at reasonable value. Results realized and not realized on those investments are recorded in income. At December 31, 2004 and 2003, the company had no derivative financial instruments.

j.	Goodwill — Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated applying the NCPI and is amortized using the straight line method over the estimated period in which the acquired subsidiaries are integrated to the Company. During 2004 and 2003, the Company did not record any goodwill nor any amortization.

k.	Seniority premiums to which personnel are entitled upon termination of employment after 15 years of service, to which they do not contribute, are recorded as costs for the years in which the respective services are rendered, based on actuarial studies using the projected unit credit method. See Note 12.

Other compensation based on seniority to which employees are entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

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l.	Debt issuance costs — Debt issuance costs were capitalized and restated by applying the NCPI. Amortization was calculated for the period the debentures were in circulation in proportion to their maturity. In 2004, the unamortized balance was charged to income for the period, due to the debt that was exchanged for the restructured debt.

m.	Income tax is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities. See Note 17.

Deferred employees’ statutory profit sharing (PTU) is recorded only for temporary differences between the net book and tax profit for the period applicable to PTU that can reasonably be presumed to give rise to a future benefit or liability.

n.	Foreign currency balances and transactions — Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded in income, except in the case of financing for the construction of fixed assets. Therefore, the comprehensive financing cost is capitalized during the construction of the fixed assets.

o.	The capital stock, the legal reserve and retained earnings represent the value of those items in terms of purchasing power at the end of the latest period, and are determined applying to the historical value, factors derived from the NCPI.

p.	The additional paid-in capital represents the difference in excess between payments for shares subscribed and their par value, and is restated applying NCPI factors.

q.	The insufficiency in the restatement stockholders’ equity comprises the initial accrued result on monetary position and the result of holding non-monetary assets pertaining to inventory and fixed assets, as well as the effect of the respective deferred tax, stated in pesos of purchasing power at the end of the latest period.

r.	The comprehensive profit (loss) represents the net profit (loss), plus the effects of holding non-monetary assets, the profit (loss) from translation of foreign currency, and items required by specific provisions to reflect stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.

s.	The result on monetary position represents the inflationary profit (loss), measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, stated in pesos of purchasing power for the most recent period. Inflation rates were 5.19% in 2004 and 3.97% in 2003.

t.	Profit (loss) per share is the result of dividing the net profit (loss) for the period by average weighted current shares in circulation during 2004 and 2003.

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u.	Revenue recognition — Revenues are recorded in the period in which inventory-related risks and benefits are transferred to the customers acquiring them, which usually occurs when such inventory is delivered, based on purchase orders.

v.	Information by segment — Statement B-5, “Financial Information by Segment”, was issued in March 2003, and supersedes the International Accounting Standard 14, “Financial Information by Segment (NIC-14)”. The provisions contained in this statement are mandatory for public entities listed on the Stock Exchange, as well as companies in process of issuing capital or debt securities. See Note 22.

NOTE 4 — CASH AND TEMPORARY INVESTMENTS:

	2004	2003
Cash	$302,364	$311,973
Temporary investments	532,568	368,655

	$834,932	$680,628

NOTE 5 — ACCOUNTS RECEIVABLE:

	2004	2003
Trade	$1,752,146	$1,843,745
Recoverable taxes	105,575	98,030
Other	79,149	98,201

	1,936,870	2,039,976
Allowance for doubtful accounts	(171,007)	(152,399)

	$1,765,863	$1,887,577

NOTE 6 — INVENTORIES:

	2004	2003
Finished goods	$184,437	$219,267
Production in process	8,723	11,251
Raw materials	332,888	344,005
Spare parts and materials	267,565	254,412
Molds and dies	94,704	77,007
Other	26,084	28,005

	914,401	933,947
Allowance for obsolete inventories	(29,848)	(29,815)

	884,553	904,132
Advances to suppliers	74,586	48,124
Merchandise in transit	119,115	196,829

	$1,078,254	$1,149,085

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NOTE 7 — RESTRICTED CASH:

Corresponds to $165,678 (U.S.$14 millions dollars) in 2003, which was generated from the resources for the sale of the warehouse described in Note 16 and the sale of the Company’s participation in the equity of Productora Nacional de Papel, S. A. de C. V. described in Note 18. In September 2004, the Company used those resources to prepay a loan from Bancomext.

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT:

	2004	2003
Buildings	$3,535,660	$3,533,391
Industrial machinery and equipment (*)	17,985,592	18,560,616
Transportation, computer and office furniture equipment	1,269,734	1,253,409

	22,790,986	23,347,416
Accumulated depreciation	(10,225,124)	(10,034,478)
Impairment reserve	(2,315,532)	(2,260,707)

	10,250,330	11,052,231
Land	800,049	804,246
Construction-in-progress	50,553	49,318

	$11,100,932	$11,905,795

Depreciation expense for the years ended December 31, 2004 and 2003 was $397,871 and $392,066, respectively.

In 2004, the Company applied Bulletin C-15 over its long-lived assets in use, generating an impairment charge of $ 408,864 which was reflected in other expenses. The deferred income tax effect was $ 122,659 and was credited to income for the year.

(*)	The above-mentioned impairment effect was recorded as provided in Bulletin C-15, in each of the fixed asset captions giving rise to the impairment, the effect is as follows:

Industrial machinery and equipment	$18,394,456
Impairment effect	408,864

Industrial Machinery and Equipment, net of impairment	$17,985,592

During 2003, the Company reviewed the value of its long-lived assets in use, based on future cash flows resulting from production and sale operations during the remaining useful life of the fixed assets evaluated, which is from 20 to 35 years as from 2003. The effect of that evaluation was a provision for $635,721, recorded in other expenses. The deferred income tax effect was a credit to income in the amount of $203,431.

(13)

As of December 31, 2004 and 2003, the Company has assets temporarily out of use for a net amount of $10,972 and $97,814, respectively.

The Company’s assets that were acquired through capital leases are as follows:

	2004	2003
Industrial machinery and equipment	$354,287	$372,674
Accumulated depreciation	(57,844)	(46,543)

	$296,443	$326,131

As a result of the financial restructuring, the Company and its subsidiaries granted guarantees on their principal fixed assets. (See Note 10.c. 2), likewise, some loans are collateralized with the machinery and equipment acquired with those loans.

Unamortized comprehensive financing cost capitalized at December 31, 2004 and 2003 was $53,309 and $72,948, respectively.

NOTE 9 — OTHER ASSETS:

	Intangible asset	Debt
	of seniority	issuance
2004	premiums	costs	Other	Total
Assets:

Balances as of January 1, 2004	$106,302	$634,007	$174,076	$914,385

Variation — Net	83,320	(1,446)	76,881	158,755

Balance as of December 31, 2004	189,622	632,561	250,957	1,073,140

Accumulated amortization:
Balance as of January 1, 2004	—	309,799	36,610	346,409

Amortization for the period	—	322,762	29,153	351,915

Balance as of December 31, 2004	—	632,561	65,763	698,324

Net balance as of December 31, 2004	$189,622	$—	$185,194	$374,816

(14)

	Intangible asset	Debt
	of seniority	issuance
2003	premiums	costs	Other	Total
Assets:

Balances as of January 1, 2003	$70,923	$648,663	$178,988	$898,574

Variation — Net	35,381	(14,654)	(4,916)	15,811

Balance as of December 31, 2003	106,302	634,007	174,076	914,385

Accumulated amortization:
Balance as of January 1, 2003	—	222,337	5,743	228,080

Amortization for the period	—	87,462	30,864	118,329

Balance as of December 31, 2003	—	309,799	36,610	346,409

Net balance as of December 31, 2003	$106,302	$324,208	$137,466	$567,976

In 2003, the charge to income for amortization of debt issuance expenses was $89,834. In 2004, the company cancelled expenses pertaining to the issuance of bonds in the amount of $322,762, due to advance maturity of those bonds, and to the issuance of a new restructured debt.

NOTE 10 — SHORT-TERM AND LONG-TERM DEBT:

a.	Short and long — term debt is summarized as follows:

	2004	2003
Short-term debt	$42,152	$8,978,136
Current portion of long-term debt	135,994	126,353
Long-term debt	6,951,969	415,833

	$7,130,115	$9,520,322

(15)

b.	Total debt classified by the main classes of liabilities are as follows:

	2004	2003
Senior Notes	$4,789,107	$5,973,279
Bank loans	1,247,336	1,555,751
Notes payables	—	568,538
Financial lease agreements	118,664	204,813
Letters of credit	47,243	78,470
Euro Commercial Paper	47,385	59,102
Other long-term debt	880,380	1,080,369

	$7,130,115	$9,520,322

c.	Financial restructuring:

In order to expand the production facilities and to continue consolidating as a leader in paper manufacturing in Mexico and Latin America, the Company contracted significant financing from banks in Mexico and abroad, mainly in the U.S., additionally, corporate debt bonds were placed in the New York securities market on different dates. However, in 2002, the Company was affected by a combination of economic factors, such as the slowdown in the U.S. and international economies, a significant drop in the world price of paper, a drastic reduction in the demand for products used by manufacturers supplied by the companies of the group, an increase in the costs of raw materials, electric power, gas, labor and other related expenses, and imported products coming into the domestic market.

In the last quarter of 2002, there was a significant reduction in the generation of cash flow by the Company as a result of the above-mentioned negative economic events. The Company was not able to cover interest and capital payments on certain debt maturities in November 2002, and the company failed to comply with certain obligations imposed by the credit institutions and the bondholders. Consequently, the company reclassified to short-term a portion of the debt, which gave rise to negative working capital and the uncertainty as to whether or not the Company was capable of continuing to operate as a going concern.

In 2002, the company began negotiations with the credit institutions and bondholders for renegotiation of its debt and the sale of non-strategic assets. In April 2003, the company signed a “Waiting Agreement” with most of its creditors, under which they agreed to continue negotiating the restructuring of the debt, which matured on June 30, 2003.

On May 18, 2004, the Company submitted its restructuring plan to the new bankruptcy legislation in Mexico called “Concurso Mercantil”, which it considered the most advisable means of extending this plan to minority creditors lacking the opportunity to participate in the general agreement.

(16)

On August 11, 2004, the Company reached an agreement for support of the financial restructuring plan proposed by the Company with the majority of its unsecured bank creditors and members of the bondholding Ad hoc committee.

On August 25, 2004, the company was declared in “Concurso Mercantil” by the First District Judge in Durango, Mexico.

On December 23, 2004, the unsecured bank creditors (Steering Group), the Members of the Bondholders Ad hoc Committee and the Company signed an Agreement approving the restructuring plan, under which the unsecured creditors will receive a new debt equivalent to 85% of the principle shown in its debt recognition document.

The unsecured bank creditors will reclassify their current debts to “Tranche A” credits amounting to approximately $116.1 million dollars.

The holders of other unsecured debt, including 12 5/8% Notes maturing in 2003, 13 1/8% Notes maturing in 2006, 13 1/2% Notes maturing in 2008 and 13 3/4% Notes maturing in 2009 will receive “Tranche B” Notes, which will be issued for approximately $433.8 million dollars in exchange for their existing debt. Additionally, all those creditors will also receive 17% of the Company’s equity.

On February 8, 2005, the First District Judge in Durango, Mexico approved a financial restructuring plan through the “Concurso Mercantil” procedure set in motion by the Company and was approved by 65% of its principal financial creditors, and the Company emerged from the “Concurso Mercantil” process.

On February 23, 2005, the Company and its Creditors signed the agreements for the financial restructuring. Comparing the situation before and after the restructuring: at December 31, 2004, the bank debt and the debenture liability are broken down as follows (before and after the restructuring):

	Before	After
Senior Notes (1)	$5,634,244	$4,789,107
Bank loans (2 and 3)	1,467,450	1,247,336
Financial leases (4)	118,664	118,664
Letters of credit (2)	55,580	47,243
Commercial Europaper (1)	55,746	47,385
Other debt (2 and 3)	880,380	880,380

	8,212,064	7,130,115
Bank loans of discontinued operations	116,915	116,915

	$8,328,979	$7,247,030

(17)

The debt difference before and after restructuring, amounts to $1,081,949 (15% of principal capitalized) plus accrued interest capitalized of $2,077,021 that totals $3,158,970; this will be exchanged by 17% of the Company’s Capital stock.

On February 28, 2005, 18,805,918 Series “B” shares were issued, representing 17% of the Company’s equity, which means 15% of debt of “Tranche A” plus interest generated as of the date of the agreement, which amounts to 283 millions dollars, these shares were given to all the creditors in prorate form.

During the restructuring process, a number of expenses arose, such as legal, consulting, financial advisory, etc amounting to $144,624 ($287,048 in 2003), which were recorded as other expenses under income for each period.

RESTRUCTURED COMMON DEBT

(1) Senior Notes and Commercial Europaper

Until December 31, 2003, Senior Notes consisted of four issues, maturing in 2003, 2006, 2008 and 2009, for a total of $5,634,244 (505.3 million dollars), with interest payable every six months, calculated as per fixed rates of from 12.625% and 13.75% per year. The trustee was Wells Fargo Bank of Minnesota, N.A.

The Commercial Europaper balance was $55,746 (5 million dollars) for an issue that matured in February 2003. That debt was subject to a 9.75% fixed annual interest rate.

With the effects of the restructuring, the Senior notes and the Commercial Europapel were restructured in a instrument denominated “Tranche B” amounted to $4,836,492 (433.8 million dollars) maturing on December 30, 2012 in a single payment, which will bear quarterly interests calculated on the basis of fixed annual rates as follows: 7.50% in 2005, 8.50% in 2006 and 2007 and 9.50% in the subsequent years.

The trustee is Law Debenture Trust Company of New York.

(2) Bank loans and letters of credit

On December 31, 2004 bank loans from The Chase Manhattan Bank, N.A., Banco Nacional de Mexico, S.A., California Commerce Bank and Bank of America N.A., amounted to $1,555,751 ($131.6 million dollars) were subject to interest mainly at LIBOR plus a margin of from 1.5% to 3.25% with variable maturities up to 2005, and the letters of credit, which as of December 31, 2003, amounted 6.7 million dollars from JP Morgan Chase Bank, N.A. and Bank of America, N.A., were integrated as of December 31, 2004 in a single instrument denominated “Tranche A” amounted to $1,294,579 (116.1 million dollars), it will bear quarterly interests

(18)

calculated on the basis of LIBOR rate plus 2.75%, the principal is amortized quarterly on incremental way until their maturity and the interests are paid every three months, maturity on December 30, 2012.

As of March 31, 2004, the balance of the Letter of credit issued by Pipsamex Group with Bank of America by $18,954 (1.7 million dollars) was paid, under the basis of the agreement dated February 23, 2004.

The Company, its Bank Creditors and the Bondholders Ad hoc Committee signed a common Agreement establishing certain requirements, obligations and limitations, principally as concerns contracting new loans, the payment of dividends, mergers with third parties, capital reductions, restrictions on operations with related parties, and compliance with certain financial ratios, compliance with some financial information, as well as prompt payment of interest and capital in each maturity, which will be in effect as from the signing of the restructuring documentation.

The restructured debt is jointly and individually secured by the Company and some of its subsidiaries, known as the Collateral Group, as follows:

Administración Corporativa de Durango, S. A. de C. V., Empaques de Cartón Titán, S. A. de C. V., Envases y Empaques de México, S. A. de C. V., Cartonpack, S.A. de C.V., Industrias Centauro, S. A. de C. V., Compañía Papelera de Atenquique, S. A. de C. V., Ponderosa Industrial de México, S. A. de C. V., Porteadores de Durango, S. A. de C. V., Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V., Reciclajes Centauro, S. A. de C. V., Durango Internacional, S.A. de C. V., Durango International, Inc.

The restructured debt is secured with the shares of Grupo Pipsamex, S. A. de C. V. and Durango McKinley Paper Co.

Additionally, the restructured debt is secured by a mortgage on the assets and real property of the following subsidiaries:

Administración Corporativa de Durango, S. A. de C. V., Empaques de Cartón Titán, S. A. de C. V., Envases y Empaques de México, S. A. de C. V., Cartonpack, S. A. de C. V., Industrias Centauro, S.A. de C. V., Compañía Papelera de Atenquique, S. A. de C. V., and Ponderosa Industrial de México, S. A. de C. V.

(19)

SECURED DEBT

(3) Bank loans

Bank loans received by Grupo Pipsamex S. A. de C. V. and Fabrica Mexicana de Papel S. A. de C. V. from Bancomext amounting to $723,027 (64.8 millions dollars) ($870,496 in 2003) where restructured on September 30, 2004. They are subject to quarterly interest calculated at LIBOR plus 4.9% plus Income Tax, and mature on September 30, 2014. The principle is amortized on a quarterly basis in a incremental way.

Bank loans from Bank of Albuquerque, N. A. and Commerzbank have undergone no changes and amount to $156,093 (14.0 millions dollars) and $117,294 (10.5 millions dollars) respectively ($207,214 and $148,702 in 2003).

(4) Financial leasing

Financial leasing corresponds to agreements signed with Arrendadora Bank of America and GE Capital Leasing, whose balance at December 31, 2004 is $118,664 (10.6 million dollars) ($204,813 in 2003). Those agreements are subject to interest calculated at LIBOR plus a margin of from 3.25% to 3.5%. Maturities are variable up to 2009. Financial leasing agreements are secured with the leased equipment.

The bank loans and the financial leasing agreements establish certain requirements, obligations and limitations, mainly as concerns contracting new loans, payments of dividends, mergers with third parties, capital reductions, restrictions on operations with related parties, and maintaining certain financial ratios, as well as prompt payment of capital and interest upon maturity. At the date of issuance of these financial statements, those requirements, obligations and limitations have been fully complied.

(5) Notes

Notes amounting to $706,468 (48.1 million dollars ) at August 4, 2004 ($568,538 in 2003) pertain to debts owed to HG Estate, LLC, subject to interest calculated at fixed rates of from 10% to 13%, payable every six months. In September 2004, that debt was acquired by Compañía Norteamericana de Inversiones de Celulosa y Papel, S.A. de C.V., the effect of this operation was recorded in the financial statements of 2004.

d.	As of December 31, 2004, long-term debt maturities are as follows:

2006	$246,447
2007	284,003
2008	273,411
2009	239,188
2010	233,425
2011	233,425
2012	5,442,070

$6,951,969

(20)

e.	At December 31, 2004, the minimum rental commitments under capital leases are as follows:

Lease agreement creditors	$120,863
Unearned interest	2,199

Present value of obligations	118,664
Current portion of obligations	62,039

Long-term portion of capital lease obligations	$56,625

Capital lease obligations, which include a purchase option at the end of the lease term, mature as follows:

2005	$59,840
2006	17,687
2007	17,687
2008	17,687
Thereafter	5,763

$118,664

NOTE 11 — FINANCIAL INSTRUMENTS:

a.	Financial instruments — The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value.

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable, when applicable, The amount of the accounts receivable represents the cash flow the Company expects to receive.

The long term debt consists of debt instruments that bear interest at fixed or variable rates.

As of December 31, 2004 the fair value was determined based on the agreement of “Concurso Mercantil” which was in process of negotiation and formalization with the creditors, and it is shown in the financial statements.

(21)

b.	Concentration of credit risk — The financial instruments that are mainly subject to a concentration of credit risk are principally cash and temporary investments and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers exceeding 10% of net sales for any of the periods presented in the financial statement.

NOTE 12 — EMPLOYEE RETIREMENT OBLIGATIONS:

México — The Company maintains a pension plan for certain employees. In addition, in accordance with the Mexican Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method. The present values of these obligations and the rates used for the calculations are:

	2004	2003
Accumulated benefit obligation	$305,532	$209,819

Projected benefit obligation	$290,807	$189,627
Unrecognized items:
Variances for assumptions and adjustments based on experience	(199,821)	8,718
Transition asset	19,440	(94,828)

Net projected liability	110,426	103,517
Additional liability related to seniority premiums	195,106	106,302

	$305,532	$209,819

The real terms rates used in the actuarial calculations, were:

	2004	2003
Discount of the projected benefit obligation at present value	5%	5%
Salary increases	2%	2%

(22)

The amortization periods for the unamortized items are as follows:

Remaining
years
Transition asset	17
Variances in assumptions and adjustments based on experience	17

Net period cost is comprised as follows:

	2004	2003
Service costs	$7,172	$6,398

Amortization of transition asset, variances for assumptions and adjustments based on experience	16,515	8,511
Financial cost of the year	14,250	9,105

Net period cost	$37,937	$24,014

In connection with the reorganization process of the Company’s operations, there was a termination of administrative and operating personnel during 2003 that represented payments of $62,338, which are included in other expenses in the statement of income.

United States of America - The subsidiaries in the United States of America have established the following defined contribution plans: a 401(k) retirement savings plan, health insurance plan, disability plan, and life insurance plan, among others. For the years ended December 31, 2004 and 2003, total expenses related to these plans were $28,311 and $35,341, respectively.

As of December 31, 2004 and 2003, the Company did not have any defined benefits plans; therefore, during 2003 the additional liability of employee retirement obligations, which was presented separately at stockholders’ equity, was transferred to retained earnings in the amount of $154,051.

(23)

NOTA 13 — STOCKHOLDERS’ EQUITY:

a.	Common stock shares at par value as of December 31 are comprised as follows:

	2004
	Number of	Par	Restatement
	shares	value	effect	Total
Fixed capital
Series A	46,613,171	$699,760	$1,832,188	$2,531,948

Variable capital
Series A	45,222,022	678,873	1,777,639	2,456,512

Total shares	91,835,193	$1,378,633	$3,609,827	$4,988,460

	2003
	Number of	Par	Restatement
	shares	value	effect	Total
Fixed capital
Series A	46,610,100	$699,714	$1,832,187	$2,531,901

Variable capital
Series A	45,222,022	678,873	1,777,639	2,456,512

Total shares	91,832,122	$1,378,587	$3,609,826	$4,988,413

Capital stock consists of common nominative shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	On June 30, 2003, Board of Directors approved the conversion of 2,240,000 own shares in shares in treasury; consequently, variable capital was reduced by $121,679 ($33,627 at par value). On April 30, 2004 Board of Directors cancelled the conversion of the 2,240,000 own actions in treasury and increased the share capital in $282,360 fixed minimum part and decree an emission of 18,808,989 treasury stocks.

c.	On May 17, 2004, Board of Directors approved the contribution of capital in its minimal fixed part by $47 and the liberation of 3,071 treasury stocks.

(24)

d.	Due to mentioned in prior point a., the company has fixed capital not subscribed by $282,313 represented by 18,805,918 shares.

e.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2004 and 2003, the legal reserve, in historical pesos, was $251,267.

f.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2004, the rate was 33% (34% in 2003) and will be reduced by one percentage point each year until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year and the pre-paid taxes in which the tax on the dividend is paid and the two fiscal years following such payment.

g.	The balances of the stockholders’ equity tax accounts as of December 31, are:

	2004	2003
Contributed capital account	$3,369,626	$3,531,513
Consolidated net tax income account	1,888,271	1,690,052
Consolidated net reinvested tax income account	916,987	917,014

Total	$6,174,884	$6,138,579

As illustrated in the preceding table, the total amount of the balances of the stockholders’ equity tax accounts exceeds stockholders’ equity.

NOTE 14 — FOREIGN CURRENCY BALANCES AND TRANSACTIONS:

a.	At December 31, the foreign currency monetary position is as follows:

	2004	2003
Thousands of U.S. dollars:
Monetary assets	55,092	39,219
Monetary liabilities	(960,713)	(929,657)

Monetary (liability) position, net	(905,621)	(890,438)

Equivalent in Mexican pesos	($10,097,221)	($10,006,030)

Thousands of Euros:
Monetary (liability) position, net	(10,251)	(10,346)

Equivalent in Mexican pesos	($155,439)	($146,282)

(25)

b.	Non-monetary assets of foreign origin at December 31, 2004 are as follows:

		Balance in
		foreign	Equivalent
		currency	in Mexican
	Currency	(thousands)	pesos
Inventories	U.S. dollar	19,556	$218,043
Industrial machinery and equipment:
United States of America	U.S. dollar	536,820	5,985,273
Brazil	Cruceiros	183,446	770,068
Japan	Yen	4,564,261	497,048
Germany	Euro	32,122	487,071
Canada	Canadian dollar	12,343	114,728
Other		55,719	642,322

c.	The condensed financial information of the principal foreign subsidiaries, before intercompanies eliminations, is as follows:

	(In thousands of
	U.S. dollars)
	2004	2003
United States of America
Net sales	212,347	146,646
Income from operations	3,352	4,471
Net (loss)	(1,867)	(54,559)

Current assets	206,049	30,216
Total assets	278,272	115,022
Current liabilities	71,118	18,960
Total liabilities	92,265	48,204

d.	Transactions denominated in foreign currency were as follows:

	(In thousands of
	U.S. dollars)
	2004	2003
Export sales	205,617	166,230
Interest expense	(90,306)	(96,455)
Interest income	68	31
Import purchases	(238,801)	(167,303)
Acquisition of machinery and equipment	(555)	(35,486)

(26)

e.	The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	December 31		April 14,
	2004	2003	2005
U.S. dollar	$11.1495	$11.2372	$11.0615
Euros	15.1633	14.1390	14.0708

NOTE 15 — TRANSACTION AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2004	2003
Interest charged	$13,509	$26,378
Sale of paper	4,895	12,761
Sale of industrial machinery and equipment and other equipment	—	17,034
Freight expenses	—	44,517
Air transportation services paid	35,053	—
Other (expenses) income	(979)	3,359

b.	Accounts receivable from related parties are as follows:

	2004	2003
Administradora Corporativa y Mercantil, S.A. de C. V.	$11,975	$184,416
Durango Georgia Receivables Company (DGC)	—	204,966
Durango Paper Company (DPC)	—	61,609
Líneas Aéreas Ejecutivas de Durango, S. A. de C. V.	1,095	14,718
Other	—	306

	13,070	466,015
Allowance for doubtful accounts	—	(450,991)

	$13,070	$15,024

(27)

During 2003, the Company recorded an allowance for doubtful accounts in connection with the account receivable from Administradora Corporativa y Mercantil, S. A. de C. V. (holding company). Since the Company’s shareholders own this company, the $184,416 charge was recorded in retained earnings. During 2004, this receivable account was recovered, as well as accounts receivable with DCG and DPC.

NOTE 16 — OTHER (EXPENSES) INCOME:

	2004	2003
Loss on sale of property, plant and equipment	($22,108)	($210,027)
Severance payments due to reorganization	—	(62,338)
Restructuring expenses	(144,624)	(287,048)
Amortization of expenses of issuance debt	(322,762)	—
Reserve by the assets value	(54,825)	(636,139)
Impairment of long-lived assets	(408,864)	—
Loss on operations of DPC	—	(263,128)
Repurchase of debt at market value	620,779	—
Other expenses	(36,731)	(129,589)

	($369,135)	($1,588,269)

On November 25, 2003, the Company sold a property for U.S.$11.5 million. As part of the sale, the Company reserved the right to use approximately a third of the property for a period of five years at no cost. This sale generated a $203,954 loss, which is shown under other expenses in the statement of income.

NOTE 17 — INCOME TAXE (ISR), ASSET TAX (IMPAC) AND EMPLOYEES’ STATUTORY PROFIT SHARING (PTU):

In accordance with Mexican tax laws, the Company is subject to income tax (ISR) and asset tax (IMPAC) . ISR is calculated by taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated based on values at constant prices and the deduction of purchases instead of at the sales cost, which allows deducting current costs and is accumulated or deducted from the effect of inflation on certain monetary assets and liabilities through the annual adjustment for inflation, which is similar to the profit on monetary position.

As a result of the amendments to the Income Tax (ISR) Law in effect as from November 13, 2004, the ISR rate will be 30%, 29% and 28% in 2005, 2006 and 2007, respectively. Therefore, the effect of those reductions on the ISR rate were considered in valuing deferred IT arising in 2004, with a resulting a increase in the respective liability of $22,569, thus reducing the net profit by the same amount.

(28)

IMPAC is calculated by applying the 1.8% rate to the net average of the majority of restated assets and certain liabilities, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment is creditable against the excess of ISR over IMPAC of the following ten years.

The Company incurs consolidated ISR and IMPAC with its Mexican subsidiaries in the proportion that the Company owns the voting stock of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion and the tax results of the holding company are also consolidated at 60%. Estimated ISR and IMPAC payments of both the Company (“CODUSA”) and its subsidiaries are made as if the Company had not opted for tax consolidation.

a.	ISR consists of the following:

	2004	2003
Current	($74,308)	($161,336)
Deferred	320,036	76,103
Benefit from tax consolidation	8,646	85,917

	$254,374	$684

b.	The reconciliation of the statutory and effective ISR rates expressed as a percentage of income (loss) from continuing operations before ISR and PTU for the years ended December 31, 2004 and 2003 is:

	2004	2003
Statutory rate	33%	34%

Plus (less) the effect of permanent differences:
Non deductible expenses	(6.11%)	(1.30%)
Other	(1.86%)	(14.59%)
Plus (less) the effects of inflation	(5.58%)	0.90%
Effect of the rate reduction on deferred ISR	1.14%	0.49%
Change in allowance for valuation of recoverable assets deferred ISR asset and IMPAC paid	30.75%	(19.49%)

Effective rate	51.34%	(0.01%)

(29)

c.	At December 31, 2004 and 2003 the main items comprising the deferred ISR liability balance are:

	2004	2003
Deferred ISR liability (asset):
Property, machinery and equipment	$2,626,474	$2,965,794
Inventories	141,040	256,563
Allowance for doubtful accounts	(30,125)	(134,200)
Accumulated expenses	(67,011)	(160,145)
Deferred assets	(14,385)	61,492
Other, net	(84,239)	(9,038)

Deferred ISR from temporary differences	2,571,754	2,980,466

Effect of tax loss to amortize	(1,450,747)	(1,624,841)
Recoverable IMPAC	(374,586)	(333,104)

	746,421	1,022,521

Allowance for valuation of the effect of unamortized tax losses and recoverable AT	914,434	992,788

Net long-term liability	$1,660,855	$2,015,309

d.	Due to the uncertainty of the recovery and use of recoverable IMPAC and unamortized tax losses up to 2003, the company opted to set aside a reserve for those items in the valuation reserve.

e.	At December 31, 2004 and 2003, the Company has taxable temporary and permanent differences related to deferred PTU, mainly inventories and property, machinery and equipment, for which the deferred PTU liabilities were not estimated nor recorded because the Company believes that they will not materialize due to the continuity of its operations.

f.	Consolidated unamortized tax losses and AT for which the deferred IT asset and prepaid IT, respectively, have been partially recognized may be recovered subject to certain conditions. Restated amounts as of December 31, 2004 and expiration dates are:

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Year of	Unamortized	Recoverable
Expiration	tax losses	IMPAC
2004	$463,965	$49,466
2005	232,854	13,287
2006	158,143	26,701
2007	104,953	26,517
2008	154,965	25,719
2009	104,242	20,090
2010	118,070	24,243
2011	113,691	22,572
2012	2,052,168	106,266
2013	950,115	54,467
2014	382,657	5,258

	$4,835,823	$374,586

g.	For the years ended December 31, 2004 and 2003, the change in excess (insufficiency) in restated stockholders’ equity, as shown in the accompanying statements of changes in stockholders’ equity, is shown net of the effect of the related deferred income tax of $258,206 and $211,094, respectively.

NOTE 18 — DISCONTINUED OPERATIONS:

As a result of the Company’s financial and operating restructuring, the Board of Directors authorized in 2003 the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been shown as discontinued operations in the accompanying financial statements for the years ended on December 31, 2004 and 2003. Discontinued operations are as follows:

a.	On February 27, 2003, the Company sold the assets of its molded pulp division for approximately U.S.$56.5 million, resulting in a gain of $352,354, which is included in the net loss of discontinued operations in the accompanying statements of operations for the year ended December 31, 2003. Additionally, according to the purchase agreement, the Company transferred to the buyer some accounts receivable and trade accounts payable, in order to permit the buyer to continue with production and sale of molded products.

b.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S. A. de C. V. for U.S.$29 million, which gave rise to a $470,689 loss; said amount is included in the net loss of discontinued operations in the accompanying statements of operations for the year ended December 31, 2003.

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c.	During 2003, the Company’s management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboards. On September 24, 2003, the Company signed a letter of intent with a potential buyer. Based on the ongoing negotiations with the potential buyer, the Company reduced the book value of the net assets that will be sold by $369,523, which is included in the net loss of discontinued operations in the accompanying statement of income for the year ended December 31, 2003. Due to the Company continues negotiations with interested possible buyers on this plant, the balances and operations of it as of December 31, 2004 are shown as discontinued operations, as follows:

	2004	2003
Cash	$7,329	$3,453
Trade accounts receivable	62,770	59,774
Inventories	33,595	25,030
Prepaid expenses	799	302

Total current assets	104,493	88,559

Property, plant an equipment — Net	249,286	265,959
Other assets — Net	10	10

Total of non-circulating assets	249,296	265,969

Total of assets	$353,789	$354,528

Current portion of long-term debt	$21,326	$31,689
Accounts payable to suppliers	31,644	41,237
Accumulated expenses and taxes	73,942	16,145

Total current liabilities	126,912	89,071

Long-term debt	95,968	117,012
Deferred tax	57,889	82,361
Employee’s obligations	1,124	747

Total long-term liabilities	154,981	200,120

Total liabilities	$281,893	$289,191

Total of net assets of discontinued operations	$71,896	$65,337

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d.	The statements of income reflect the effects of discontinued operations, which are comprised as follows:

	2004	2003
Net sales	$335,089	$728,674
Cost of sales	280,641	739,647

Gross profit (loss)	54,448	(10,973)
Operating expenses	30,781	43,975

Operating profit (loss)	23,667	(54,948)

Comprehensive financing cost	44,116	(142,303)
Other income (expenses)	308	(26,421)
Impairment of long-lived assets	—	(369,523)

Profit (loss) from discontinued operations	68,091	(593,195)

Revenue from sales of assets pertaining to discontinued operations	—	972,608
Cost of sales of assets pertaining to discontinued operations	—	1,090,943

Loss on sales of discontinued operations	—	(118,335)

ISR and PTU	18,907	133,790

Net profit (loss) from discontinued operations	$86,998	($577,740)

Depreciation and amortization	$15,227	$39,630

NOTE 19- COMMITMENTS:

a.	Some of the Mexican subsidiaries lease certain equipment under non-cancelable operating leases. The related rental expenses were $49,963 and $53,168 for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, estimated future minimum lease payments were as follows:

Year	Amount
2005	$26,789
2006	19,947
2007	18,947
2008	16,947
Thereafter	52,108

$134,738

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b.	McKinley Paper Company leases certain equipment under non-cancelable operating leases. Rental expenses under these leases were $3,707 and $4,737 for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, there are not minimum payments in 2005.

NOTE 20 — CONTINGENCIES:

a.	Subsequent to the sale of Productora Nacional de Papel, S.A. de C.V., as described in Note 18, the Mexican National Water Commission billed the Company $165,296 for supposed differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal at the Federal Tax and Administrative Court and is currently waiting for the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the Court will rule in its favor.

b.	Similarly, subsequent to the sale of Productora Nacional de Papel, S. A. of C. V., the Mexican National Water Commission billed to the Company tax by $1,932, for supposed differences in the payment of rights by the use or advantage of goods of the public dominion of the Nation like receiving residual water unloadings, respect to the fiscal years ended is 1998 and 1999. The Company filed an appeal at the Federal Tax and Administrative Court and at the moment it is awaiting for the admission of this demand.

c.	The Company has filed a request for an injunction against the Mexican tax authorities regarding the methodology used to determine its employee statutory profit sharing. Company management and its attorneys believe that no liabilities relating to this injunction are likely to have a material adverse effect on the Company’s consolidated financial statements and the results of its operations.

d.	By operations with related foreign parties, differences could arise from taxes if the tax authorities when reviewing these operations considers that the prices and amounts used by the Company are not similar to those used with or between independent parties in comparable transactions.

e.	The Company has promoted requests for injunctions against the tax authorities in connection with the unconstitutionality of changing the deduction of the cost of sales instead of purchases, as approved in the tax amendments that went into effect on November 13, 2004. Company management and its legal advisors believe favorable rulings would be issued to the Company, the related effect has not been quantified.

f.	Indemnifications to the personnel that would have to be paid in case of dismissal under certain circumstances anticipated by the Ley Federal del Trabajo (Federal Labor Law). To December 31, 2004 there are no defined obligations under this concept.

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g.	For differences in taxes that tax authorities tried to collect as a result of the revision of the returns of the companies, if the criteria of interpretation of the tax provisions applied by the companies, differ from that of the authorities.

NOTE 21 — SUBSEQUENT EVENTS :

As mentioned in note 10c, on February 8, 2005, the Federal District Court of Durango, Mexico, approved the financial restructuring plan through “Concurso Mercantil” procedures proposed by the company and supported by the main creditors. Therefore, at December 31, 2004, the company recognized the maturities for the bank debt and debenture liability and classified them as short-term and long-term as per the restructuring agreement.

On February 23, 2005, the agreements related to the financial restructuring were concluded and signed by the Company and its debtors.

Additionally, the restructuring agreement establishes a payment of 15% of the debt through 18,805,918 company shares, issued on February 28, 2005 and results in an increase in capital stock of $3,158,970 (283.3 million dollars). For disclosure purposes, following are shown the consolidated condensed balance sheet showing the effect of said capitalization in the respective captions:

	Proforma
	2004	2003
Current assets	$3,803,339	$3,803,339
Fixed assets	11,100,932	11,100,932
Other assets	624,112	624,112

Total assets	$15,528,383	$15,528,383

Short-term liabilities	$1,796,449	$1,796,449
Long-term liabilities	12,321,249	9,162,279
Stockholders’ equity	1,410,685	4,569,655

Total liabilities and stockholders’ equity	$15,528,383	$15,528,383

NOTE 22 — SEGMENT INFORMATION::

In April 2003, the Mexican Institute of Public Accountants (“MIPA”) issued Bulletin B-5, “Financial Information by Segments”, mandatory as of April 2003. The information on operating segments is presented based on a management focus. In addition, general information is presented by product, geographical area and homogeneous client groups.

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a.	Analytical information by operating segments of continuing operations:

	2004
			Other	Total			Total
	Paper	Packaging	segments	segments	Eliminations		consolidated
Sales to external customers	$3,488,253	$4,257,187	$106,975	$7,852,415	$		$7,852,415
Intersegment sales	3,936,342	296,093	104	4,232,539		(4,232,539)

Total sales	7,424,595	4,553,280	107,079	12,084,954		(4,232,539)	7,852,415

Depreciation and amortization	285,761	133,768	7,495	427,024			427,024
Income (loss) from operations	55,484	386,031	1,162	442,677			442,677

Total assets	20,737,186	30,684,199	1,200,595	52,621,980		(37,447,386)	15,174,594

Investments in productive assets	117,297	64,682	25,300	207,279			207,279

	2003
			Other	Total			Total
	Paper	Packaging	segments	segments	Eliminations		consolidated
Sales to external customers	$2,929,828	$4,134,918	$85,801	$7,150,547	$		$7,150,547
Intersegment sales	2,605,530	140,254	16,955	2,762,739		(2,762,739)

Total sales	5,535,358	4,275,172	102,756	9,913,286		(2,762,739)	7,150,547

Depreciation and amortization	278,470	125,354	11,594	415,418			415,418
Income (loss) from operations	(116,492)	452,637	(15,259)	320,886			320,886

Total assets	19,399,699	27,196,052	1,008,726	47,604,477		(31,209,174)	16,395,303
Investments in productive assets	78,723	32,519	563	111,805			111,805

b.	General information of continuing operations by product:

Net income	2004	2003
Packaging	$3,921,159	$3,822,587
-Corrugated container	336,028	309,283
-Peper sacks		3,048
-Tubes
Paper-
-Containerboard	1,573,381	1,250,687
-Newsprint	924,639	710,546
-Uncoated free sheet	990,233	968,595
Other segments	106,975	85,801

Total consolidated	$7,852,415	$7,150,547

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c.	General segment information of continuing operations by geographical area:

	2004
			Investment in
		Total	productive
	Income	assets	assets
Mexico	$9,693,685	$51,380,759	$206,695
United States of America	2,391,269	1,241,221	584
Intersegment eliminations	(4,232,539)	(37,447,386)

Total Consolidated	$7,852,415	$15,174,594	$207,279

	2003
			Investment in
		Total	productive
	Income	assets	assets
Mexico	$7,812,029	$44,414,574	$94,918
United States of America	2,101,257	3,189,903	16,887
Intersegment eliminations	(2,762,739)	(31,209,174)

Total Consolidated	$7,150,547	$16,395,303	$111,805

d.	Homogeneous clients:

Annual revenues from the following client groups to which the Company sells are:

Net income	2004	2003
Packaging -
Food and beverage	$2,980,744	$2,843,145
Agribusiness	458,776	521,546
Aviculture	305,851	256,938
Maquila sector	235,270	279,947

Paper sacks -
Cement	208,673	159,614
Lime and plaster	67,878	55,062

Paper -
Editorial	1,596,076	1,609,407
Scholastic	479,779	239,833

Forest .
Furniture manufacturers	106,975	85,801
Other	1,412,393	1,099,254

Total	$7,852,415	$7,150,547

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NOTE 23 — NEW ACCOUNTING PRINCIPLES:

From January 1, 2005, the dispositions contained in following Bulletin took effect emitted by the IMCP, its adoption ,is considered, will not have an important effect in the presented financial information:

B-7 bulletin “Acquisition of Businesses”, establishes, among other things, the method of purchase as the only rule to estimate the acquisition of a businesses, modifies the accounting treatment of the goodwill, eliminating its amortization with effect as of the Bulletins’ issue date subject to annual deterioration rules; also, , it gives specific rules in the acquisition of the minority interest and transfer of assets or stock interchange among entities of the same group.

Adjustments to the C-2 Bulletin “Financial Instruments”, which requires that the effects by estimate of the instruments available for their sale, are registered in the capital equity and in the result of the exercise and does not incorporate rules to determine the effects by deterioration of the financial instruments.

Bulletin C-10 “Derivative Financial Instruments and Coverage Operations”, went into effect on January 2005. This Bulletin, besides detailing recording, valuation and disclosure criteria applicable to all derivative financial instruments, requires that the effectiveness of hedges of cash flows and of net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income.

New dispositions of the D-3 Bulletin “Labor Obligations”, which establish rules for the estimate and registration of the liabilities generated by other remunerations at the end of the labor relation.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORPORACION DURANGO, S.A. DE C.V.
Date: May 12, 2005	By	/s/ Maved Rincon De Velasco
		Name:	Maved Rincon De Velasco
		Title:	Chief Financial Officer